Exhibit 99.1

GENETIC TECHNOLOGIES LIMITED A.B.N. 17 009 212 328 Quarterly Report and Appendix 4C of the ASX Listing Rules for the quarter ended 31 December 2019

Quarterly Activities Report for the quarter ended 31 December 2019 Melbourne, Australia, 31 January 2020: Genetic Technologies Limited (ASX: GTG; NASDAQ: GENE, “Company”, “GTG”), a diversified molecular diagnostics company is pleased to provide its Quarterly Activities Report for the period ending 31 December 2019, together with the attached Appendix 4C. Highlights • Genetype for Breast Cancer commissioned with sales to commence First Quarter of 2020 20 Medical Centres across 8 US states set to offer Genetype for Breast Cancer Test Non-renounceable rights issue and underwriting raises $4.5 million fully subscribed Completion of capital raise enables NASDAQ re-compliance • • • Genetype for Breast Cancer commissioned with sales to commence First Quarter 2020 During the quarter the Company announced full commissioning of its Australian Laboratory for the provisioning of its generation 3 breast cancer test with sales to commence in Q1, 2020. The Company has now re-entered the market and the first batch of tests have arrived in our laboratory. Genetype for Breast Cancer is the world first Genomic test to accurately predict risk of disease by combining the information contained in your DNA with family history and mammography data to create a powerful new tool in the battle with breast cancer. Our tests can accurately identify low risk individuals (as low as 1/5 of average risk) as well as high risk individuals (up to 5 times average risk). Genetic Technologies expects to take advantage of the growing confidence and interest in genomic testing, and is well positioned to achieve this, with its first to market status in the US market. GeneType for breast cancer (BC) is on track for release in the US in Q1 (2020) via a soft launch across 20 centres in 8 States, which demonstrates the strong support from practitioners for the introduction of the company’s third generation test incorporating mammography data. The Company anticipates a full launch in Q2 (2020). Completion of capital raise enables NASDAQ re-compliance Following the announcement of a non-renounceable pro-rata rights issue on October 11, 2019, at an issue price of A$0.004 (0.4 cents) per New Share, the Company successfully raised $4.5m capital raise from existing shareholders, together with participation from domestic institutional and family office investors. Importantly, the Company also complied with its Nasdaq listing requirements. The funds raised allow the Company to commence sales of its latest breast cancer and colorectal cancer risk assessment tests in both the United States and Australia. The Company’s strategy is to utilise its CLIA and NATA accredited laboratory to enable full vertical integration from development to the market. The Company has Australia’s first NATA accredited lab for polygenic risk score testing and has two market ready products with first sales expected in Q1 2020 with a further 4 products anticipated during the next 12 months. Page 2

Quarterly Activities Report for the quarter ended 31 December 2019 JP Morgan Biotech Showcase The Company presented its latest technology and world leading tests at the 2020 JP Morgan Healthcare Conference in January 2020. The presentation coincided with the successful launch of our new tests and the introduction of new management to the US market. Financial Snapshot The Company’s net cashflow used in operations decreased to $1,491K from $1,602K, for the quarter. The operational expenses mainly comprised of direct research and development costs ($419K), staff costs ($440K) and administration costs ($1,370K). The direct research and development costs ($419K excluding overhead and administrative) included the patent costs and laboratory supplies costs which led to an increase when compared to prior quarter spend ($25K). The staff costs ($440K) spend reduced as a result of departure of staff in the current quarter when compared to prior quarter. The reduction is staff led to a saving of ($188K) in the current quarter. The administration costs ($1,370K) saw an increase in the current quarter against prior quarter (894K) as a result of spend in mainly capital raising activities, legal costs, financial reporting compliance costs apart from others during the quarter. These operational expenses are offset by the receipt from ATO amounted to $805K, in relation to the R&D tax incentive claim during the quarter. Signed on behalf of Genetic Technologies Limited Dr George Muchnicki Interim CEO Date: 31 January 2020 Page 3

Appendix 4C Quarterly report for entities subject to Listing Rule 4.7B +Rule 4.7B Appendix 4C Quarterly report for entities subject to Listing Rule 4.7B Introduced 31/03/00 Amended 30/09/01, 24/10/05, 17/12/10, 01/09/16 Name of entity Genetic Technologies Limited ABN Quarter ended (“current quarter”) 37 080 699 065 31 December 2019 Current quarter $A’000 Year to date (6 months) $A’000 Consolidated statement of cash flows 1. 1.1 1.2 Cash flows from operating activities Receipts from customers Payments for 1 1 (a) (b) research and development product manufacturing and operating costs advertising and marketing leased assets staff costs administration and corporate costs (419) - (444) - (c) (d) (e) (f) (41) - (440) (1,370) - 8 (35) - 805 - (1,491) (99) - (1,068) (2,264) - 11 (35) - 805 - (3,093) 1.3 1.4 1.5 1.6 1.7 1.8 1.9 Dividends received (see note 3) Interest received Interest and other costs of finance paid Income taxes paid Government grants and tax incentives Other (provide details if material) Net cash from / (used in) operating activities + See chapter 19 for defined terms 1 September 2016 Page 1

Appendix 4C
Quarterly report for entities subject to Listing Rule 4.7B

Consolidated statement of cash flows		Current quarter $A'000	Year to date (6 months) $A'000
2.	**Cash flows from investing activities**		
2.1	Payments to acquire:		
	(a) property, plant and equipment	(3)	(3)
	(b) businesses (see item 10)	-	-
	(c) investments	-	-
	(d) intellectual property	-	-
	(e) other non-current assets	-	-
2.2	Proceeds from disposal of:		
	(a) property, plant and equipment	37	37
	(b) businesses (see item 10)	-	-
	(c) investments	43	43
	(d) intellectual property	-	-
	(e) other non-current assets	-	-
2.3	Cash flows from loans to other entities	-	-
2.4	Dividends received (see note 3)	-	-
2.5	Other (provide details if material)	-	-
2.6	**Net cash from / (used in) investing activities**	**77**	**77**

Consolidated statement of cash flows		Current quarter $A'000	Year to date (6 months) $A'000
3.	**Cash flows from financing activities**		
3.1	Proceeds from issues of shares	4,500	4,500
3.2	Proceeds from issue of convertible notes	-	-
3.3	Proceeds from exercise of share options	-	-
3.4	Transaction costs related to issues of shares, convertible notes or options	(280)	(323)
3.5	Proceeds from borrowings	-	-
3.6	Repayment of borrowings	-	-
3.7	Transaction costs related to loans and borrowings	-	-
3.8	Dividends paid	-	-
3.9	Other (receipt of funds upon expiry of term deposit towards rental guarantee)	-	-
3.10	**Net cash from / (used in) financing activities**	**4,220**	**4,177**

+ See chapter 19 for defined terms
1 September 2016
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Appendix 4C
Quarterly report for entities subject to Listing Rule 4.7B

Consolidated statement of cash flows		Current quarter $A'000	Year to date (6 months) $A'000
4.	**Net increase / (decrease) in cash and cash equivalents for the period**		
4.1	Cash and cash equivalents at beginning of quarter/year to date	483	2,138
4.2	Net cash from / (used in) operating activities (item 1.9 above)	(1,491)	(3,093)
4.3	Net cash from / (used in) investing activities (item 2.6 above)	77	77
4.4	Net cash from / (used in) financing activities (item 3.10 above)	4,220	4,177
4.5	Effect of movement in exchange rates on cash held	(12)	(22)
4.6	**Cash and cash equivalents at end of quarter**	**3,277**	**3,277**

*As announced on 25 October 2019, the Company raised $4.5 million under its Non-renounceable Entitlement Offer before costs which was well supported by existing GTG Shareholders, together with participation from domestic institutional and family office investors as well as existing directors. Additionally on October 15, 2019 the Company received $856K towards R&D tax incentive grant from the Australian Taxation Office.

5.	**Reconciliation of cash and cash equivalents** at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts	Current quarter $A'000	Previous quarter $A'000
5.1	Bank balances	3,277	483
5.2	Call deposits	-	-
5.3	Bank overdrafts	-	-
5.4	Other (provide details)	-	-
5.5	**Cash and cash equivalents at end of quarter (should equal item 4.6 above)**	**3,277**	**483**

6.	**Payments to directors of the entity and their associates**	Current quarter $A'000
6.1	Aggregate amount of payments to these parties included in item 1.2	64
6.2	Aggregate amount of cash flow from loans to these parties included in item 2.3	-

6.3 Include below any explanation necessary to understand the transactions included in items 6.1 and 6.2

Salaries, director's fees and consulting fees at normal commercial rates.
Excludes GST where applicable.

+ See chapter 19 for defined terms
1 September 2016
Page 3

Appendix 4C
Quarterly report for entities subject to Listing Rule 4.7B

7.	Payments to related entities of the entity and their associates	Current quarter $A'000
7.1	Aggregate amount of payments to these parties included in item 1.2	-
	Aggregate amount of cash flow from loans to these parties included in item 2.3	-

7.3 Include below any explanation necessary to understand the transactions included in items 7.1 and 7.2

-

8.	Financing facilities available *Add notes as necessary for an understanding of the position*	Total facility amount at quarter end $A'000	Amount drawn at quarter end $A'000
8.1	Loan facilities	-	-
8.2	Credit standby arrangements	-	-
8.3	Other (please specify) – Credit Card	185	10

8.4 Include below a description of each facility above, including the lender, interest rate and whether it is secured or unsecured. If any additional facilities have been entered into or are proposed to be entered into after quarter end, include details of those facilities as well.

1. Secured – Bank of America, $35,000 facility with interest at 10.75% p.a.
2. Unsecured – National Australia Bank, $150,000 facility with interest at 15.5%

9.	Estimated cash outflows for next quarter	$A'000
9.1	Research and development	200
9.2	Product manufacturing and operating costs	50
9.3	advertising and marketing	40
9.4	Leased assets	-
9.5	Staff costs	550
9.6	Administration and corporate costs	900
9.7	Other (provide details if material)	-
9.8	**Total estimated cash outflows**	**1,740**

+ See chapter 19 for defined terms
1 September 2016 Page 4

Appendix 4C Quarterly report for entities subject to Listing Rule 4.7B 10. Acquisitions and disposals of business entities (items 2.1(b) and 2.2(b) above) Name of entity Place of incorporation or registration Consideration for acquisition or disposal Total net assets Nature of business Acquisitions Disposals 10.1 10.2 - - - - 10.3 - - 10.4 10.5 - - - - Compliance statement 1 This statement has been prepared in accordance with accounting standards and policies which comply with Listing Rule 19.11A. This statement gives a true and fair view of the matters disclosed. 2 Sign here: ............................................................ Company Secretary Justyn Stedwell Date: 31 January 2020 Print name: Notes 1. The quarterly report provides a basis for informing the market how the entity’s activities have been financed for the past quarter and the effect on its cash position. An entity that wishes to disclose additional information is encouraged to do so, in a note or notes included in or attached to this report. If this quarterly report has been prepared in accordance with Australian Accounting Standards, the definitions in, and provisions of, AASB 107: Statement of Cash Flows apply to this report. If this quarterly report has been prepared in accordance with other accounting standards agreed by ASX pursuant to Listing Rule 19.11A, the corresponding equivalent standard applies to this report. Dividends received may be classified either as cash flows from operating activities or cash flows from investing activities, depending on the accounting policy of the entity. 2. 3. + See chapter 19 for defined terms 1 September 2016 Page 5